Exhibit 99.22

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, James L. Pearson, P. Eng., Associate Mining Engineer of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the El Peñón Mine, Chile Resource Audit” effective as of October 2007 and dated February 11, 2008 (the “Report”) and to the inclusion of references to and summaries of the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ James L. Pearson
Name:	James L. Pearson
Title:	Associate Mining Engineer

Date: March 31, 2010